OneSpaWorld Holdings Limited

Office Number 2

Pineapple Business Park

Airport Industrial Park

P.O. Box N-624

Nassau, Island of New Providence, Commonwealth of The Bahamas

(242) 322 2670

July 20, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	OneSpaWorld Holdings Limited
Registration Statement on Form S-3
File No. 333-239628

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, OneSpaWorld Holdings Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-239628, as amended (the “Registration Statement”), to 4:00 p.m., Eastern Time, on July 22, 2020, or as soon thereafter as practicable.

Please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4800, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

OneSpaWorld Holdings Limited

By:	/s/ Inga A. Fyodorova
Name:	Inga A. Fyodorova
Title:	General Counsel

cc:	Glenn J. Fusfield, President and Chief Executive Officer, OneSpaWorld Holdings Limited
Christian O. Nagler, P.C., Kirkland & Ellis LLP